UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                St. Joseph, Inc.
                                ----------------
                                (Name of Issuer)

                          Common Stock, par value $.001
                          -----------------------------
                         (Title of Class of Securities)

                                   85231M 10 3
                                   -----------
                                 (CUSIP Number)

             John H. Simmons, 12 Lee Court, Trophy Club, Texas 76262
             -------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 31, 2007
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Schedule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

================================================================================
1 Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities Only)

                                 John H. Simmons
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2     Check the Appropriate Box if a Member of a Group
      (a) |_|
      (b) |_|
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3     SEC Use Only


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4     Source of Funds

                                       PF
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5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e) |_|

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6     Citizenship or Place of Organization

                                      U.S.
--------------------------------------------------------------------------------
                  7     Sole Voting Power
                                           2,060,000 shares
Number of         --------------------------------------------------------------
Shares            8     Shared Voting Power
Beneficially                                     0
Owned by          --------------------------------------------------------------
Each Reporting    9     Sole Dispositive Power
Person With                                2,060,000 shares
                  --------------------------------------------------------------
                  10    Shared Dispositive Power
                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,060,000
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

                                      26.4%
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14    Type of Reporting Person

                                       IN
================================================================================

Item 1. Security and Issuer.

      This statement relates to the Common Stock, par value $.001, of St. Joseph, Inc. (the "Company") and further amends the original filing of John H. Simmons ("Mr. Simmons") on Schedule 13D, dated September 10, 2004, as amended by Amendment No. 1 thereto, dated August 18, 2006.

Item 5. Interest in Securities of the Issuer.

      (a) Mr. Simmons reported beneficial ownership of 3,075,000 shares of Common Stock of the Company as of August 18, 2006, the date of Amendment No. 1 to this Schedule 13D. At such time, Mr. Simmons reported the Company's refusal to honor the attempted exercise of his options to purchase 1,750,000 shares of Common Stock. Subsequent to the date of this Amendment, the Company indicated in its public filings that it has unilaterally cancelled all of Mr. Simmons' stock options except with respect to those for 100,000 shares of Common Stock. Mr. Simmons intends to pursue legal remedies to reinstate those stock options and to receive the shares issuable upon the exercise thereof. The beneficial ownership reported herein gives effect to the successful outcome of this legal action.

      After giving effect to the transactions described in Section 5(c) below, Mr. Simmons is now the beneficial owner of an aggregate of 2,060,000 shares of Common Stock of the Company. Such number of shares represents approximately 26.4% of the total outstanding Common Stock of the Company (adjusted for the exercise of Mr. Simmons' options).

      (b) Mr. Simmons has sole investment and dispositive power over the shares of Common Stock described in (a) above.

      (c) On January 31, 2007, Mr. Simmons completed the sale of 1,015,000 shares of Common Stock in a private sale to persons designated by Otis Johnson, a shareholder of the Company. The aggregate purchase price for the shares was $330,000, or approximately $0.325 per share. As additional consideration for the sale, Mr. Simmons and various plaintiffs who had brought a lawsuit against him in Colorado agreed to a dismissal with prejudice of the lawsuit. As additional consideration for the sale, Mr. Johnson was able to arrange the return to Mr. Simmons of certificates for 60,000 shares of Common Stock which had been wrongfully held by the Company's transfer agent since July 2006. Neither the Company nor its transfer agent had responded to repeated requests for the return of these and other share certificates which belong to Mr. Simmons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ John H. Simmons
-------------------
John H. Simmons

Date: February ___, 2007